September 3, 2010
Via EDGAR and by Facsimile
Mr. Joseph M. Kempf
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America

Re:	Annual Report on Form 20-F for the Fiscal Year
Ended December 31, 2009 (File No. 001-15028)
Dear Mr. Kempf:
     China Unicom (Hong Kong) Limited (the “Company”) has received the comment letter from the staff of the Division of Corporation Finance, dated September 1, 2010 (the “Comment Letter”), relating to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2009 (the “Form 20-F”), which was filed with the Securities and Exchange Commission (the “SEC”) on June 18, 2010. The Company wishes to thank you and the other members of the SEC staff for taking the time to review the Form 20-F and for providing us with your helpful comments.
     The Company notes that the SEC staff has requested that the Company respond to the comments within 10 business days from the date of the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. The Company, however, believes that it will not be in a position to respond to all of the SEC staff’s comments within 10 business days from September 1, 2010 and thus respectfully requests to extend the response period for five business days to September 22, 2010. The Company would be grateful if the staff could accommodate this request.

Mr. Joseph M. Kempf	-2-
     Thank you again for your time. Please contact me at +852 2121-3220, or Ms. Chun Wei of Sullivan & Cromwell LLP (tel: 852-2826-8666; fax: +852 2522-2280; email: weic@sullcrom.com), with any questions you may have.

Sincerely,
/s/ CHU Ka Yee
CHU Ka Yee Company Secretary

cc:	Messrs. Larry Spirgel
Robert S. Littlepage
(Securities and Exchange Commission)

Messrs. Chang Xiaobing
Tong Jilu
(China Unicom (Hong Kong) Limited)

Ms. Chun Wei (Sullivan & Cromwell LLP)

Mr. Stephen Wong Ms. Brenda Tam (PricewaterhouseCoopers)
CHINA UNICOM (HONG KONG) LIMITED
75th Floor, The Center, 99 Queen's Road Central, Hong Kong
Tel: (852) 2126 2018       Fax: (852) 2126 2016                Website: www.chinaunicom.com.hk